UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                    NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   62914U 108
                                   ----------
                                      CUSIP

                                    Tianfu Li
                               NIVS Industry Park
                       Shuikou, Huizhou, Guangdong 516006
                           People's Republic of China
                                 86-752-2323616
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                             Thomas J. Poletti, Esq.
                                  K&L Gates LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                  July 25, 2008
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


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CUSIP No. [NONE]
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1. Names of reporting persons. I.R.S. Identification Nos. of above persons
   (entities only).

Tianfu Li

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (A)     |_|

     (B)     |_|

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3. SEC Use Only
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4. Source of Funds (See Instructions)


   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)   |_|
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6. Citizenship or Place of Organization:  People's Republic of China
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Number of               7.     Sole Voting Power                     12,204,667
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                 12,204,667
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    12,204,667
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12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares
    (See Instructions)

     |_|
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13. Percent of Class Represented by Amount in Row 11

     34.3% (1)
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14. Type of Reporting Person (See Instructions)

     IN
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(1) Based on 35,551,127 shares of Common Stock outstanding as of July 25, 2008.


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


ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of NIVS IntelliMedia Technology Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at NIVS Industry Park, Shuikou, Huizhou, Guangdong 516006, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed on behalf of Tianfu Li. The person named in this paragraph is sometimes referred to individually herein as the "Reporting Person". The Reporting Person is an executive officer of NIVS IntelliMedia Technology Group, Inc., with its principal office located at NIVS Industry Park, Shuikou, Huizhou, Guangdong 516006, People's Republic of China.

      (b) Tianfu Li is the Chairman of the Board and Chief Executive Officer of the Issuer.

      (c) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (e) The Reporting Person is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 27, 2008, the Issuer entered into a Share Exchange Agreement (the "Exchange Agreement") with NIVS Holding Company Limited, a British Virgin Islands corporation ("NIVS") and all of the shareholders of NIVS holding 100% of the issued and outstanding securities of NIVS. Pursuant to the Exchange Agreement, as amended on July 25, 2008, the Issuer issued 27,546,667 shares of its common stock to the shareholders of NIVS and their designees in exchange for 100% of the issued and outstanding capital stock of NIVS (the "Share Exchange"). As a shareholder of NIVS, the Reporting Person received 12,204,667 shares of common stock of the Issuer upon the closing of the Share Exchange. Also on the closing, the Issuer (i) became the 100% parent of NIVS, (ii) assumed the operations of NIVS and its subsidiaries and (iii) changed its name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc. The Share Exchange closed on July 25, 2008.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, as amended, which is incorporated herein by reference in its entirety, filed as EXHIBIT 2.1 and
EXHIBIT 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2008.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange. See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Share Exchange, the Reporting Person became the Chairman of the Board and Chief Executive Officer of the Issuer.


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

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Share Exchange Agreement, dated as of June 27, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited ("NIVS") and all of the shareholders of NIVS including the Reporting Person (incorporated by reference from EXHIBIT
     2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2008).

2. Amendment No. 1 to the Share Exchange Agreement, dated as of July 25, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited ("NIVS") and all of the shareholders of NIVS including the Reporting Person (incorporated by reference from EXHIBIT 2.1(A) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2008).





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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008



     /s/ Tianfu Li
     ---------------------------
     Tianfu Li



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)